21002961

SECURITIES
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF **Evercore Group L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

55 East 52nd Street
(No. and street)

New York	**NY**	**10055**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Pensa **212-822-7573**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

February 25, 2021

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Paul Pensa, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Evercore Group L.L.C. (hereafter referred to as the "Company"), as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

/s/ Paul Pensa

Paul Pensa
Chief Financial Officer

**Pursuant to the statement from the staff of the Division of Trading and Markets regarding the notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of a broker-dealer's annual reports required under paragraph (d) of Rule 17a-5 and the difficulties arising from COVID-19, the Company is making this filing without a notarization*

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of Evercore Group L.L.C.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2020, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2021

We have served as the Company's auditor since 2005.

EVERCORE GROUP L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
(dollars in thousands)

Assets		
Cash	$	226,863
Securities owned, at fair value		658,028
Accounts receivable (net of allowances of $3,010)		271,097
Receivable from clearing organization		30,600
Operating lease right-of-use assets		21,458
Due from affiliates		2,463
Other assets		20,753
Total Assets	$	1,231,262
Liabilities and Member's Equity		
Due to affiliates	$	202,003
Deferred revenue		8,129
Operating lease liabilities		24,575
Payable to broker for securities purchased		99,995
Other liabilities		12,774
Total Liabilities		347,476
Commitments and Contingencies (Note 9)		
Member's Equity		883,786
Total Liabilities and Member's Equity	$	1,231,262

See notes to financial statements.

NOTE 1 - ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered as a broker-dealer in all 50 states and the District of Columbia. The Company provides advice to clients on significant mergers, acquisitions, divestitures, shareholder activism and other strategic corporate transactions, with a particular focus on advising prominent multinational corporations and substantial private equity firms on large, complex transactions. The Company also provides restructuring advice to companies in financial transition, as well as to creditors, shareholders and potential acquirers. In addition, the Company provides its clients with capital markets advice, underwrites securities offerings, raises funds for financial sponsors and provides advisory services focused on primary and secondary transactions for private funds and real estate. The Company also offers macroeconomic, policy and fundamental equity research and agency-based equity securities trading for institutional investors.

The Company has not engaged in any of the following activities:

a. Carrying securities accounts for clients;

b. Receiving or holding securities or funds of clients;

c. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore BD Investco L.L.C. (the "Member"), a majority owned subsidiary of Evercore Partners Services East ("East"), is the sole member of the Company.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers," ("ASC 606"), provides a five step model to revenue recognition as follows:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company applies this model to its Investment Banking revenue streams.

Investment Banking Revenue - The Company earns investment banking fees from clients for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings, activism and defense and similar corporate finance matters. The Company's Investment Banking services also include services related to securities underwriting, private placement services and commissions for agency-based equity trading services and equity research. Revenue is recognized as the Company satisfies performance obligations, upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for these services. The Company's contracts with customers may include promises to transfer multiple services to a customer. Determining whether services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. For performance obligations satisfied over time, determining a measure of progress requires the Company to make significant judgments that affect the timing of revenue recognized. For certain advisory services, the Company has concluded that performance obligations are satisfied over time. This is based on the premise that the Company transfers control of services and the client simultaneously receives benefits from these services over the course of an engagement. For performance obligations satisfied at a point in time, determining when control transfers requires the Company to make significant judgments that affect the timing of when revenue is recognized. The Company records Investment Banking Revenue on the Statement of Income for the following:

Advisory Fees - In general, advisory fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, the Company may receive fixed retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter or over the course of the engagement, where the engagement letter will specify a future service period associated with those fees. The Company may also receive announcement fees upon announcement of a transaction in addition to success fees upon closing of a transaction or another defined outcome, both of which represent variable consideration. This variable consideration will be included in the transaction price, as defined, and recognized as revenue to the extent that it is probable that a significant reversal of revenue will not occur. When assessing probability, the Company applies careful analysis and judgment to the remaining factors necessary for completion of a transaction, including factors outside of the Company's control. A transaction can fail to be completed for many reasons which are outside of the Company's control, including failure of parties to agree upon final terms, to secure necessary board or shareholder approvals, to secure necessary financing, to achieve necessary regulatory approvals, or due to adverse market conditions. In the case of bankruptcy engagements, fees are subject to approval of the court.

With respect to retainer, announcement and success fees, there are no distinct performance obligations aside from advisory activities, which are generally focused on achieving a milestone (typically, the announcement and/or the closing of a transaction). These advisory services are provided over time throughout the contract period. The Company recognizes revenue when distinct services are performed and when it is probable that a reversal of revenue will not occur, which is generally upon the announcement or closing of a transaction. Accordingly, in any given period, advisory fees recognized for certain transactions may relate to services performed in prior periods. In circumstances in which retainer fees are received in advance of services, these fees are initially recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition, and subsequently recognized as advisory fee revenue in Advisory Fees on the Statements of Income during the applicable time period within which the service is rendered. Announcement fees for advisory services are recognized upon announcement (the point at which it is determined that the reversal of revenue is not probable) and all other requirements for revenue recognition are satisfied. A portion of the announcement fee may be deferred based on the services remaining to be completed, if any. Success fees for advisory services, such as merger and acquisition

("M&A") advice, are recognized when it is determined that the reversal of revenue is not probable and all other requirements for revenue recognition are satisfied, which is generally at closing of the transaction.

With respect to fairness or valuation opinions, fees are fixed and there is a distinct performance obligation, since the opinion is rendered separate from any other advisory activities. Revenues related to fairness or valuation opinions are recognized at the point in time when the opinion has been rendered and delivered to the client. In the event the Company was to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition and subsequently recognized as advisory fee revenue in Advisory Fees on the Statement of Income when the conditions of completion have been satisfied.

Placement fee revenues are attributable to capital raising on both corporations and financial sponsors. The Company recognizes placement fees in accordance with the terms of the engagement letter, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital or capital commitments.

Underwriting Fees - Underwriting fees are attributable to public and private offerings of equity and debt securities and are recognized at the point in time when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the performance obligation has been satisfied and the Company recognizes the applicable management fee, selling concession and underwriting fee. Estimated offering expenses are presented gross in the Statement of Income.

Commissions and Related Fees - Commissions and Related Fees include commissions received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities. The execution of each trade order represents a distinct performance obligation and the transaction price at the point in time of trade order execution is fixed. Trade execution is satisfied at the point in time that the customer has control of the asset and as such, fees are recorded on a trade date basis or, in the case of payments under commission sharing arrangements, when earned. The Company also earns subscription fees for the sales of research. The delivery of research under subscription arrangements represents a distinct performance obligation that is satisfied over time. The fees are fixed and are recognized over the period in which the performance obligation is satisfied. Cash received before the subscription period ends is initially recorded as Deferred revenue (a contract liability) on the Statement of Financial Condition, and is recognized in Commissions and Related Fees on the Statement of Income ratably over the period in which the related services are rendered.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interest Income and Interest Expense - Interest is recorded on cash balances and on securities owned on an accrual basis as earned.

Service Fees and Affiliate Contracts - The Company's service fees and affiliate contracts are settled monthly. See Note 4 for further information.

Execution and Clearing Expenses - Execution and clearing expenses are accrued as incurred and are reflected in the Statement of Income.

(dollars in thousands, unless otherwise noted)

Securities Owned, at Fair Value - The Company reflects securities owned at fair value on a trade-date basis. The Company invests in a fixed income portfolio consisting primarily of treasury securities and municipal bonds. These securities are carried at fair value, with changes in fair value recorded in Interest income and other revenue in the Statement of Income.

Included in Securities Owned, at Fair Value, are $99,995 of U.S. Treasury bills purchased on December 31, 2020, which did not settle until January 4, 2021. As of December 31, 2020, the Company had a payable of $99,995 recorded in Payable to broker for securities purchased on the Statement of Financial Condition.

Fair Value of Financial Instruments - The Company's cash and securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820"), which requires enhanced disclosures about financial instruments carried at fair value and for those not carried at fair value. See Note 5 for further information.

Accounts Receivable and Contract Assets - Accounts Receivable consists primarily of investment banking fees and expense reimbursements charged to the Company's clients. The Company records Accounts Receivable, net of any allowance for doubtful accounts, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time. The Company maintains an allowance for doubtful accounts to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its client receivables, and taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company has determined that long-term forecasted information is not relevant to its fee receivables, which are primarily short-term. The Company updates its average credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. Expected credit losses for newly recognized financial assets and changes to expected credit losses during the period are recognized in earnings.

The collection periods for the Company's receivables generally are within 90 days of invoice, with the exception of placement fees, which are generally collected within 180 days of invoice, and fees related to private funds capital raising, which are collected in a period exceeding one year. The collection period for restructuring transaction receivables may exceed 90 days.

The Company records contract assets within Other Assets on the Statement of Financial Condition when payment is due from a client conditioned on future performance or the occurrence of other events. The Company also recognizes a contract asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. The Company applies a practical expedient to expense costs to obtain a contract as incurred when the amortization period is one year or less.

Income Taxes - No provision for federal or state income taxes is included in the accompanying financial statements as the Member is responsible for such taxes based on its share of the Company's income.

Leases - Under ASC 842, "Leases," the Company includes all leases, including short-term leases, on its Statement of Financial Condition. The Company does not separate lease and non-lease components of

(dollars in thousands, unless otherwise noted)

contracts for leases for the use of office space and equipment. Operating leases for office space generally contain payments for real estate taxes, common area maintenance and other operating expenses in addition to rent payments that are not fixed; the Company accounts for these costs as variable payments and does not include these as part of the lease component.

The present value of the Company's lease commitment is reflected as a long-term asset, within Operating Lease Right-of-Use Assets, with a corresponding liability classified within Operating Lease Liabilities on the Statement of Financial Condition. The Company determines if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use the underlying assets for their lease terms and lease liabilities represent the Company's obligation to make lease payments arising from these leases. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Right-of-use assets are subject to certain adjustments for lease incentives and initial direct costs. The lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. The Company's lease agreements do not contain any residual value guarantees.

Subsequent Events - The Company evaluates subsequent events through the date on which the financial statements are available to be issued.

NOTE 3 - REVENUE AND ACCOUNTS RECEIVABLE

The following table presents revenue recognized by the Company for the year ended December 31, 2020.

Investment Banking:		
Advisory Fees (1)	$	1,378,547
Underwriting Fees (1)		275,290
Commissions and Related Fees		202,797
Total Investment Banking	$	1,856,634

(1) Advisory Fees reflect the transfer of $42.4 million of revenue to affiliates and receipt of $30.9 million in revenue from affiliates in 2020 related to shared engagements with affiliates. Underwriting Fees reflect the transfer of $0.9 million in revenue to affiliates in 2020 related to shared engagements with affiliates. Advisory Fees and Underwriting Fees prior to these transfers were $1,390.0 million and $276.2 million, respectively, for the year ended December 31, 2020. See Note 4 for further information.

Contract Balances

The change in the Company's contract assets and liabilities during the period primarily reflects timing differences between the Company's performance and the client's payment. The Company's accounts receivable, other assets (contract assets) and deferred revenue (contract liabilities) for the year ended December 31, 2020 are as follows:

(dollars in thousands, unless otherwise noted)

	Accounts Receivable	Other Assets (Contract Assets)	Deferred Revenue (Contract Liabilities)
Balance at January 1, 2020	$ 224,977	$ 22,805	$ 2,366
Increase (Decrease)	46,120	(2,052)	5,763
Balance at December 31, 2020	$ 271,097	$ 20,753	$ 8,129

The Company recognized revenue of $21.0 million on the Statement of Income for the year ended December 31, 2020, that was initially included in deferred revenue on the Company's Statement of Financial Condition.

Generally, performance obligations under client arrangements will be settled within one year; therefore, the Company has elected to apply the practical expedient in ASC 606-10-50-14.

The allowance for credit losses for the year ended December 31, 2020 is as follows:

Beginning Balance (1)	$ 823
Bad debt expense	5,028
Write-offs, foreign currency translation and other adjustments	(2,841)
Ending Balance	$ 3,010

(1) Beginning balance for the year ended December 31, 2020 includes the cumulative-effect adjustment of $0.8 million, which reflects the increase in the Company's Allowance for Doubtful Accounts as a result of the use of the current expected credit loss model related to the adoption of ASU 2016-13 on January 1, 2020. See Note 8 for further information.

The change in the balance during the year ended December 31, 2020 is primarily related to an increase in the current period provision of expected credit losses and the write-off of aged receivables, as well as the impact of the change in the amount of receivables outstanding greater than 120 days at December 31, 2020.

For long-term accounts receivable and long-term contract assets, the Company monitors clients' creditworthiness based on collection experience and other internal metrics.

NOTE 4 - RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement, effective February 12, 2018, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;
b. All communication services, postage, office supplies;
c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;

C

(dollars in thousands, unless otherwise noted)

d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and
e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. During the year ended December 31, 2020, the Company incurred service fees of $1,130.3 million to East, reflected within Service fees and affiliate contracts on the Statement of Income, of which $193.2 million is payable as of December 31, 2020 and is included in Due to Affiliates in the accompanying Statement of Financial Condition. Further, the Company's affiliate, ISI UK, markets the Company's research and services to its European Clients. All of ISI UK'S expenses, net of its direct third party revenues, are charged back to the Company on a cost-plus basis. The Company incurred $8.8 million of expense for the year ended December 31, 2020, included in Service fees and affiliate contracts on the Statement of Income.

In the normal course of business, the Company shares advisory revenues for specific engagements with affiliates. The Company transferred $43.3 million of revenue to affiliates and received $30.9 million from affiliates in 2020 related to shared engagements with its affiliates. At December 31, 2020, the Company had payables to these affiliates of $8.8 million included within Due to Affiliates on the Statement of Financial Condition related to such arrangements.

East maintains a loan agreement with PNC Bank, National Association ("PNC") for a revolving credit facility in an aggregate principal amount of up to $30.0 million, to be used for working capital and other corporate activities. This facility is secured by East's accounts receivable and the proceeds therefrom, as well as the Company's accounts receivable. In addition, the agreement contains certain reporting covenants as well as certain debt covenants that prohibit East and Evercore Inc., the ultimate parent, from incurring other indebtedness subject to specified exceptions. Drawings under this facility bear interest at the prime rate. On October 30, 2020, East amended this facility with PNC such that, among other things, the interest rate provisions were modified to LIBOR plus 150 basis points and the maturity date was extended to October 31, 2022.

NOTE 5 - FAIR VALUE MEASUREMENTS

ASC 820 requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

(dollars in thousands, unless otherwise noted)

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III - Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level III investments at December 31, 2020.

The following table presents the categorization of investments within Securities owned, at fair value, on the Company's Statement of Financial Condition, measured at fair value on a recurring basis:

	December 31, 2020			
	Level I	Level II	Level III	Total
Money Market Instruments	$ 108,002	$ —	$ —	$ 108,002
U.S. Treasury Securities	550,026	—	—	550,026

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

		December 31, 2020			
	Carrying	Estimated Fair Value			
	Amount	Level I	Level II	Level III	Total
Financial Assets:					
Cash	$ 226,863	$ 226,863	—	—	$ 226,863
Accounts receivable	271,097	—	269,032	—	269,032
Receivable from clearing organization	30,600	—	30,600	—	30,600
Due from affiliates	2,463	—	2,463	—	2,463
Other assets	20,753	—	20,263	—	20,263
Financial Liabilities:					
Due to affiliates	202,003	—	202,003	—	202,003
Payable to broker for securities purchased	99,995	—	99,995	—	99,995
Other liabilities	12,774	—	12,774	—	12,774

The carrying amounts reported on the Statement of Financial Condition for Cash, Receivable from clearing organization, Due from affiliates, Due to affiliates, Payable to broker for securities purchased and Other liabilities approximate fair value due to the short term nature of these items.

(dollars in thousands, unless otherwise noted)

NOTE 6 - NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its minimum net capital requirement in accordance with the Alternative Net Capital Requirement, as permitted by Rule 15c3-1. Under the Alternative Net Capital Requirement, the Company's minimum net capital requirement is $0.25 million. At December 31, 2020, the Company had net capital of $586.8 million, which exceeded the minimum net capital requirement by $586.6 million.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, based on sections (k)(2)(i) and (k)(2)(ii). Further, the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) trading as principal; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During the year ended December 31, 2020, the Company made distributions to the Member of $390.0 million. In January 2021, the Company made a cash distribution of $175.0 million to the Member.

NOTE 7 - RISK MANAGEMENT

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of investing activities.

The Company maintains its cash and securities owned with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is subject to concentration risk by holding large positions in certain types of securities, including issuances from state and local government entities located in a particular geographic area, or issuers engaged in a particular industry. Securities owned by the Company include securities from primarily federal, state, city and local U.S. municipalities. Additionally, the Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31,

(dollars in thousands, unless otherwise noted)

2020, four separate clients each individually accounted for 3%, 3%, 2% and 2% of the Company's accounts receivable balance.

COVID-19 - The COVID-19 pandemic continues to disrupt the Company's business operations, and the substantial majority of employees continue to work remotely. The impact of the COVID-19 pandemic on the Company's revenues and cash flows for 2020 was mitigated by the Company's broad and diverse capabilities, including underwriting, restructuring, capital markets advisory and equities, together with strong M&A activity during the fourth quarter of 2020. However, there remains uncertainty as to how the course of the pandemic, including the timing and acceptance of vaccinations, and government response may impact the markets and the Company's clients' needs in the future.

NOTE 8 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2016-13 - In June 2016, the FASB issued ASU 2016-13. ASU 2016-13 provides amendments to ASC No. 326, "Financial Instruments - Credit Losses," which amend the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. ASU 2016-13 also eliminates the concept of other-than-temporary impairment for available-for-sale debt securities and requires impairments on these securities to be recognized in earnings through an allowance when fair value is less than amortized cost and a credit loss exists or when the securities are expected to be sold before a recovery of amortized cost. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted after December 15, 2018.

The Company adopted ASU 2016-13 on January 1, 2020 using the modified retrospective approach by means of a cumulative-effect adjustment to decrease Member's Equity by $0.8 million as of January 1, 2020. As a result of adopting ASU 2016-13, the Company's allowance for credit losses on financial assets that are measured at amortized cost will reflect management's estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amounts. Expected credit losses for newly recognized financial assets, and changes to expected credit losses during the period are recognized in earnings. The impact of the new guidance primarily relates to the Company's trade accounts receivable. The Company previously used the specific identification method for establishing credit provisions and write-offs of its trade accounts receivable.

ASU 2018-13 - In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"). ASU 2018-13 provides amendments to ASC 820, which remove the requirements surrounding the disclosure and policy of transfers between fair value levels and the valuation processes for recurring Level 3 fair value measurements. In addition, ASU 2018-13 adds disclosure requirements for changes in unrealized gains and losses for Level 3 measurements and the range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. The amendments in this update are effective during interim and annual periods beginning after December 15, 2019, with early adoption permitted. The amendments on changes in unrealized gains and losses and unobservable inputs for Level 3 measurements should be applied prospectively, and all other amendments in this update should be applied retrospectively. The Company adopted ASU 2018-13 on January 1, 2020. The adoption of ASU 2018-13 did not have a material impact on the Company's financial condition, results of operations and cash flows, or disclosures thereto.

(dollars in thousands, unless otherwise noted)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Leases - In July 2006, the Company and Evercore Group Holdings L.P. ("EGH"), an affiliated entity, entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. It is the intention of Evercore Inc. that EGH is the primary obligor under this lease arrangement. The Company pays its portion of the leased space as part of its service fee to East, a wholly owned subsidiary of EGH. The term of the lease expires on April 29, 2023.

Other information as it relates to the Company's operating leases is as follows:

	December 31, 2020
Weighted-average remaining lease term - operating leases	2.3 years
Weighted-average discount rate - operating leases	5.1 %

As of December 31, 2020, the remaining rental payment obligations under the lease for the Company and EGH are as follows:

2021	$	10,822
2022		11,392
2023		3,815
2024		—
2025		—
Thereafter		—
Total minimum lease payments		26,029
Less: Imputed interest		(1,454)
Present value of lease liabilities	$	24,575

C